SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

REVIV3 PROCARE COMPANY

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76151R 107

(CUSIP Number)

Jeff Toghraie

c/o Reviv3 Procare Company

901 S Fremont Avenue, Unit 158

Alhambra, California 91803

(888) 638-8883

With a copy to:

C. Christopher Murillo, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

(585) 232-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Jeff Toghraie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,228,125 (1)
	8	Shared Voting Power 50,434,000 (2)(3)
	9	Sole Dispositive Power 2,228,125 (1)
	10	Shared Dispositive Power 24,934,000 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,662,125 (1) (2) (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.1% (4)
14	Type of Reporting Person IN

(1)	2,228,125 shares of common stock issuable upon the exercise of options that are presently exercisable or exercisable within 60 days.

(2)	24,934,000 shares are held directly by Intrepid Global Advisors, Inc. (“Intrepid”), of which Mr. Toghraie is the managing director and beneficiary.

(3)	25,500,000 shares are held directly by Don Frank Nathaniel Vasquez (“Mr. Vasquez”). Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocably Proxy pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to the 25,500,000 shares held directly by Mr. Vasquez.

(4)	Based on (i) 117,076,949 shares of common stock issued and outstanding as of October 11, 2023, as noted in the Issuer’s Quarterly Report on Form 10-Q for quarter ended August 31, 2023 and (ii) 2,228,125 shares of common stock underlying options to purchase shares of common stock.

1	Name of Reporting Persons Intrepid Global Advisors, Inc.
2	Check the Appropriate Box if a Member of a Group (a)☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 50,434,000 (5)(6)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 24,934,000 (5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,434,000 (5)(6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.1% (7)
14	Type of Reporting Person CO

(5)	24,934,000 shares are held directly by Intrepid Global Advisors, Inc. (“Intrepid”), of which Mr. Toghraie is the managing director and beneficiary.

(6)	Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocably Proxy pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to the 25,500,000 shares held directly by Mr. Vasquez.

(7)	Based on 117,076,949 shares of common stock issued and outstanding as of October 11, 2023, as noted in the Issuer’s Quarterly Report on Form 10-Q for quarter ended August 31, 2023.

1	Name of Reporting Persons Don Frank Nathaniel Vasquez
2	Check the Appropriate Box if a Member of a Group (a)☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,004
	8	Shared Voting Power 25,500,000 (8)
	9	Sole Dispositive Power 25,525,004
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,525,004 (8)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% (9)
14	Type of Reporting Person IN

(8)	Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocably Proxy pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to the 25,500,000 shares held directly by Mr. Vasquez.

(9)	Based on 117,076,949 shares of common stock issued and outstanding as of October 11, 2023, as noted in the Issuer’s Quarterly Report on Form 10-Q for quarter ended August 31, 2023.

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeff Toghraie on September 9, 2022 (the “Statement”), as amended by Amendment No. 1 to the Statement filed May 17, 2023. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Statement remains unchanged.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Reviv3 Procare Company, a Delaware corporation (the “Issuer” or “Company”). The Company reports that its principal executive offices are located at 901 S Fremont Avenue, Unit 158, Alhambra, California 91803.

Item 2. Identity and Background

This Amendment No. 2 is filed by filed by Sasan “Jeff” Toghraie, Intrepid Global Advisors, Inc. (“Intrepid”) and Don Frank Nathaniel Vasquez.  Mr. Toghraie, Intrepid and Mr. Vasquez are hereinafter referred to collectively as the “Reporting Persons” and each, individually, as a “Reporting Person.”

Jeff Toghraie. Mr. Toghraie’s principal occupation is serving as the Chairman and Chief Executive Officer of the Company, which is an emerging global e-commerce brand in the hair care products industry and hearing protection and enhancement products. Mr. Toghraie is a U.S. citizen. The principal business address of Mr. Toghraie is c/o Reviv3 Procare Company, 901 S Fremont Avenue, Unit 158, Alhambra, California 91803.

Intrepid Global Advisors, Inc. Intrepid is a Delaware corporation and its principal business office is located at 325 N. Maple Drive, #5114, Beverly Hills, CA 90210. Mr. Toghraie is the managing director of Intrepid and may be deemed to be the beneficial owner of all shares of Common Stock held by Intrepid.

Due to an administrative error, Intrepid was inadvertently left off of the Statement filed on September 9, 2022 and Amendment No. 1 filed on May 17, 2023.

Don Frank Nathaniel Vasquez. Mr. Vasquez’s principal occupation is a branding and marketing consultant. Mr. Vasquez is a U.S. citizen. The principal business address of Mr. Vasquez is 4700 Summerville Ln., Prosper, Texas, 75078.

Due to an administrative error, Mr. Vasquez did not file an initial Statement of Beneficial Ownership on Schedule 13G and did not file an initial Statement of Beneficial Ownership on Schedule 13D. This Schedule 13D (Amendment No. 2) constitutes a late filing for Mr. Vasquez due to such administrative error. See Schedules A and B and their accompanying explanatory note.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate amount paid by Intrepid was approximately $251,800. The Intrepid acquired the funds for such purchase from its working capital.

Item 4. Purpose of Transaction

On October 18, 2023, Intrepid purchased 2,100,000 shares of the Issuer’s Common Stock from Nancy Hundt in a private transaction for total consideration of $251,800.

Intrepid acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them in open-market transactions or privately negotiated transactions, on such terms and at such times as they may deem advisable.

Neither of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Toghraie in his capacity as an officer or director of the Company or by the Board of Directors with his participation. Mr. Toghraie reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D (Amendment No. 2), Mr. Toghraie may be deemed to beneficially own, in the aggregate, 52,662,125 shares of Common Stock, consisting of 24,934,000 shares of Common Stock owned directly by Intrepid, 25,500,000 shares of Common Stock held by Mr. Vasquez over which Intrepid has beneficial ownership and 2,228,125 shares of Common Stock issuable upon the exercise of options held by Mr. Toghraie that are presently exercisable or exercisable within 60 days, which represents approximately 44.1% of the issued and outstanding shares of Common Stock. As of the date of this Schedule 13D (Amendment No. 2), Intrepid may be deemed to beneficially own, in the aggregate, 50,434,000 shares of Common Stock, consisting of 24,934,000 shares of Common Stock held directly by it and 25,500,000 shares of Common Stock held by Mr. Vasquez over which Intrepid has beneficial ownership, which represents approximately 43.1% of the issued and outstanding shares of Common Stock. As of the date of this Schedule 13D (Amendment No. 2), Mr. Vasquez may be deemed to beneficially own, in the aggregate, 25,525,004 shares of Common Stock, which represents approximately 21.8% of the issued and outstanding shares of Common Stock.

(b)	Mr. Toghraie has sole voting and dispositive power over 2,228,125 shares of Common Stock. Mr. Toghraie and Intrepid share voting over 50,434,000 shares of Common Stock and share dispositive power over 24,934,000 shares of Common Stock. Mr. Vasquez has sole voting and dispositive power over 25,004 shares of Common Stock. Mr. Vasquez has shared voting power of 25,500,000 shares.

(c)	Except as set forth in Item 4, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Intrepid and Mr. Vasquez are party to a Voting Agreement and Irrevocably Proxy, dated October 17, 2023, pursuant to which Intrepid is authorized to vote and exercise all voting rights with respect to the 25,500,000 shares held directly by Mr. Vasquez. The terms of the Voting Agreement and Irrevocably Proxy will expire on the earlier of: (i) October 17, 2026, (ii) such date and time designated by Intrepid in a written notice to Mr. Vasquez or (iii) the written agreement of Intrepid and Mr. Vasquez to terminate the Voting Agreement.

The foregoing description of the Voting Agreement and Irrevocable Proxy is qualified by the full text of the Voting Agreement and Irrevocable Proxy which is attached as an exhibit to this Schedule 13D (Amendment No. 2).

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.4*	Joint Filing Agreement, dated as of October 27, 2023, by and among the Reporting Persons.
99.5*	Voting Agreement and Irrevocable Proxy, dated as of October 17, 2023, among Intrepid Global Advisors, Inc. and Don Frank Nathaniel Vasquez.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023

JEFF TOGHARIE

By:	/s/ Jeff Toghraie
Jeff Toghraie

INTREPID GLOBAL ADVISORS, INC.

By:	/s/ Jeff Toghraie
Jeff Toghraie Managing Director

DON FRANK NATHANIEL VASQUEZ

By:	/s/ Don Frank Nathaniel Vasquez
Don Frank Nathaniel Vasquez

EXPLANATORY NOTE

As stated in the Item 2 of this Schedule 13D (Amendment No. 2), due to inadvertent administrative error, Mr. Vasquez failed to file an initial Statement of Beneficial Ownership on Schedule 13G, which was required, pursuant to Rule 13d-1, to report an acquisition of Common Stock of the Issuer than caused Mr. Vasquez to exceed 5% beneficial ownership over the Issuer’s Common Stock.

As stated in the Item 2 of this Schedule 13D (Amendment No. 2), due to inadvertent administrative error, Mr. Vasquez failed to file a Statement of Beneficial Ownership on Schedule 13D, which was required, pursuant to Rule 13d-1, to report that Mr. Vasquez’s beneficial ownership over the Issuer’s Common Stock increased to greater than 20%.

Schedules A and B beginning on the next page provide the trading history required by Item 5(c) of Schedule 13D.

schedule a

Five Percent or Greater Acquisition Culminating with Acquisition on 4/27/2023

Trade Date	No. of Shares Acquired	Price Per Share ($)	Source of Funds	Aggregate No. of Shares Beneficially Owned	Issuer Shares Issued and Outstanding	Beneficial Ownership Percentage
4/27/2023	25,000,000 (1)	- -	OO (1)	25,500,000	144,101,949	17.7%

(1)	The 25,000,000 shares of Common Stock listed above were issued in exchange for Mr. Vazquez’s former interest in Axil & Associated Brand Corp. and not for any additional cash consideration.

schedule b

One-Percent Acquisition Culminating with Purchase on 5/23/2023

Trade Date	No. of Shares Purchased	Price Per Share ($)	Source of Funds	Aggregate No. of Shares Beneficially Owned	Issuer Shares Issued and Outstanding	Beneficial Ownership Percentage
5/23/2023	25,004	0.10	PF	25,525,004	115,448,353	22.1%